
novozymes

Elliot Staffin
Office of International Corporate Finance
U.S. Securities and Exchange Commissions,
Station Place Headquarters,
100 F. St. N.E.,
Washington, D.C. 20549
USA




06010071

12/20/2005

Re.: SEC File Number, 82-5116

This information is furnished pursuant to Rule 12g3-2(b).

Kindly receive press release No. 40 of December sent to the Copenhagen Stock Exchange.

Yours sincerely
Novozymes A/S

Ella Begtrup
Investor Relations
+45 44 42 23 79

Novozymes A/S
Investor Relations

Krogshoejvej 36
2880 Bagsvaerd
Denmark

Tel.:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR no.:
10 00 71 27

Stock exchange announcement



December 20, 2005

Novozymes A/S

Share buy-back programme completed

In connection with the Group financial statement for 2003 published on January 29, 2004, Novozymes launched a major share buy-back programme worth a total of DKK 2.5 billion over the following three to four years. As part of this broader programme, buy-backs worth DKK 650 million were introduced specifically for 2005. The programme has been extended twice during the year by DKK 200 million each, encompassing total buy-backs in 2005 of DKK 1,050 million.

With reference to the above, the company can announce that this year's share buy-back programme has now been completed. Novozymes A/S currently holds 5,691,500 B shares in Novozymes A/S, corresponding to 8.2% of its total share capital.

Accumulated, a total of DKK 1.9 billion has now been bought back within the DKK 2.5 billion frame.

The average price paid for the Novozymes A/S B shares bought back during the period from January 31, 2005 to December 19, 2005 was DKK 305.07 per share, corresponding to total share buy-backs of DKK 1,050 million for the year.

Contact persons

Press and media:

Eva Veileborg Hald
Tel. (direct): +45 4442 3338

Annegrethe Jakobsen
Tel. (direct): +45 4442 3050

Investor Relations:

Lene Aaboe
Tel. (direct): +45 4446 0082

Tobias Bjorklund
Tel. (direct): +45 4442 8682

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 4,000 people in 30 countries. Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.